Exhibit 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-185318 on Post Effective Amendment No. 1 to Form S-4 on Form S-8 filed by Leucadia National Corporation of our report dated May 24, 2013, relating to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees’ Profit Sharing Plan as of November 30, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended November 30, 2012, and the related schedule of assets (held at end of year) as of November 30, 2012, appearing in this Annual Report on Form 11-K of the Jefferies Group, Inc. Employees’ Profit Sharing Plan for the year ended November 30, 2012.

/s/ Deloitte & Touche LLP

New York, New York

May 24, 2013